02034425

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Kidston Gold Mines Ltd

*CURRENT ADDRESS: ______

**FORMER NAME: ______

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

**NEW ADDRESS: ______

FILE NO. 82- 2351 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/30/02



ANNUAL REPORT & SUSTAINABILITY REPORT 2002

Mine closure – returning the land and distributing the benefits

KIDSTON GOLD MINES LIMITED ABN 68 009 593 711

ANNUAL REPORT



Wises Pit partially backfilled with tailings, June 2001

CONTENTS:

OUR VISION:

Kidston is now in the final stages of closing the operation. Its vision is to successfully:

- complete rehabilitation of the site
- optimise the return of funds to shareholders
- minimise the impact of closure on surrounding communities
- relinquish the mining leases in 2004 after a care and monitoring phase

Annual General Meeting (AGM): The AGM will be held at the Stamford Plaza Hotel, corner Edward and Margaret Streets, Brisbane, Queensland, at 11.00am on Thursday 30 May 2002.

2001: THE YEAR IN BRIEF

- **Mine operations ceased** in June 2001 with the last production gold being poured on 11 July 2001.
- Gold production for 2001 was **147,718 ounces**.
- **Fully franked dividends of 13.5 cents** per share were declared and paid during the year.
- Site **rehabilitation is progressing** with the plant site dismantling and removal expected to be completed in March 2002.
- The bulk of the **plant and equipment was sold at an auction** held on site in September.

Kidston's open pit gold mine – located **280 kilometres** south-west of Cairns in **Far North Queensland** – has **operated since 1985** and **ceased operations in mid 2001.**



STATISTICS:

Over its 17 year life, Kidston has been a major contributor of wealth to the local, Far North Queensland and Australian economies. The mine has:

- produced 3.5 million ounces of gold
- spent $1.23 billion on supplies and in the local community
- paid $307 million in salaries and wages
- returned more than $355 million to shareholders in dividends
- earned $1.9 billion in export income for Australia

(Unless otherwise stated, all dollar amounts in this annual report are Australian dollars. All gold and silver weights are expressed in troy ounces.)

MANAGING DIRECTOR'S REVIEW

It is with some sadness that I introduce what will most likely be the final Kidston Annual Report. Kidston has been a great mine, but eventually all ore bodies are exhausted. From initial expectations of 1.7 million ounces, we were able to extend the mine life from 11 to 17 years and produce 3.5 million ounces of gold. Unfortunately, we have been unable to find any more economic resources, so the mine is now closed.



The mine operated until June 2001 and recovery of low grade stockpiles continued until July. In this seven month period, the mine produced 147,718 ounces of gold resulting in a profit of $32.1 million for 2001. Since that time, we have been occupied with decommissioning and rehabilitation work, in order to return the property to pre-mining land use.

Decommissioning has required the sale and removal of the plant and infrastructure. An on-site auction was held over four days in September and went smoothly with over 1,000 visitors and buyers on the site. The safety and security aspects were praised by many of the potential buyers, who regularly frequent mining auctions, and we were pleased to realise almost $12 million in sales.

The major rehabilitation earthworks were completed by year end and aerial seeding of the waste dumps and tailing dam has resulted in early germination of the seed following pre-wet season storms. The balance of the rehabilitation requirements will be completed in 2002. We are committed to putting in place the highest standard of rehabilitation and will carry out monitoring to ensure that the desired performance is achieved.

FINANCIAL PERFORMANCE

For the year ended 31 December 2001, Kidston made a profit of $32.1 million compared with a loss of $3.4 million for the year 2000. The profit was largely due to increased cash flow from achieving a higher gold production rate due to increased gold grade, as well as lower costs.

The company declared and paid $16.8 million (or 13.5 cents per share) in dividends during the year.

OPERATIONS

Kidston achieved excellent gold production in 2001, producing 147,718 ounces for the seven months of mining and milling operations. The waste stripping requirement in the pit decreased which reduced the mining operating costs. The mining rate fell to 15,000 – 20,000 tonnes per day due to the extremely difficult mining conditions. Poor wall conditions, congestion and single lane access to the lower pit floors contributed to the problem, however the workforce successfully overcame every challenge. The milling rate remained high with supplementary feed sourced from the remaining stockpiles. The mill availability was outstanding through to the end of the operation.

Following the cessation of milling, the plant was thoroughly scavenged for residual gold. The operators were able to collect over 12,000 ounces of gold from the circuit, CIP tank residues, gold room and other areas within the mill.

ENVIRONMENT

Kidston continued to make excellent progress in rehabilitating the mine site. By year end, most of the major earthworks had been completed. This included dewatering the tailing dam and constructing the spillway. All of the waste dumps were capped with an innovative soil cover which has proved to be effective in controlling water ingress into the dumps. The second stage of the Contaminated Land Assessment for the site was completed and I am pleased to report that levels of contamination from hydrocarbons and other metals were lower than expected, resulting in a more cost effective remediation program.

A highlight for the year was the Australian Minerals and Energy Environment Foundation awarding Kidston the 2001 Excellence Award in the large company category for the Mine Closure Process. This premier award recognised the effort and progress Kidston has made over the last 10 years in mine closure strategies and acknowledges the leading and progressive work undertaken on the property. It is a credit to all of the employees involved and is a fitting way to close the mine.



Prospective buyers at the major auction in September 2001

EMPLOYEES

The hardest part of closing a mine arises when we no longer have work for our valued employees. Kidston has been most fortunate to have a skilled and stable workforce, sourced from Cairns, the Atherton Tablelands and the surrounding rural areas. Many started work at the mine in the mid 1980s, and to have such experienced people was a great advantage.

The year was marked by the spirit and determination of our employees to close the mine on a high note. Morale was high and the redundancy process was handled in a fair and transparent manner. Most pleasing was the fact that an excellent safety performance was maintained through the last difficult months of mining, and during the hazardous process of dismantling the plant.

I would like to express my appreciation to them all, and wish them well in their future endeavours.

LOCAL COMMUNITY

Kidston has always supported the local community and, as mine closure approached, a number of community organisations made requests to the company for assistance. The company granted many of these requests, particularly where items of low salvage value could be valuable assets in the local communities, such as the donation of a demountable shed to be used as a medical centre in the Georgetown community. All of these donations will be of benefit to the community, perhaps none more so than some buildings that will be used by the Royal Flying Doctor Service.

With mining having played such a prominent part in the development of the region, it is important that artefacts and memorabilia are properly restored and archived for all generations to enjoy. To achieve this, Kidston has donated one of the large warehouse storage sheds to Etheridge Shire for relocation to Georgetown where it will be erected and used to house a heritage and mining museum.

LOOKING AHEAD

Kidston had a great year in 2001. The mine achieved excellent gold production and a solid cash flow. With rehabilitation now well



Kidston won the the Australian Minerals and Energy Environment Foundation (AMEEF) Award in the large company category for the mine closure process

advanced, the company is focused on finalising mine closure and returning funds to shareholders. As part of this process, the company has been in discussions with the Queensland Environmental Protection Agency (EPA). The company's mining lease expires in July 2004 and the company does not intend to apply for an extension to the mining lease. The discussions with the EPA have centred around potential monitoring and maintenance commitments beyond the expiry of the mining lease in 2004.

Kidston had a great year in 2001. The mine achieved excellent gold production and a solid cash flow.

The company and the EPA have agreed that the company will prepare and submit the Final Rehabilitation Report (FRR) and a Site Management Plan (SMP) prior to June 2002. Once the EPA has approved the FRR and SMP, the company can finalise the funding requirements for the ongoing monitoring and any remediation works in the event of failure.

The objective of the company is to return to shareholders all funds not required to complete the mine closure and lease relinquishment process.

On 6 March 2002, the company announced that it proposed to submit for the approval of shareholders a partial return of the company's capital. The company proposes to return $20 million to shareholders involving the cancellation of 80% of the ordinary shares of the company. The proposed partial return of capital is the subject of a resolution to be put to shareholders at the Annual General Meeting on 30 May 2002. If the partial return is approved by shareholders, the company will be de-listed from the Australian Stock Exchange by the end of June. Full details of the proposed partial return of capital are included in the Explanatory Statement and Independent Expert's Report accompanying this Annual Report.

The company intends to return the balance of the company's funds (less the amounts required to finalise rehabilitation) once the mine closure plan has been approved by the EPA and the funding for ongoing rehabilitation has been determined. The timing for this will depend on a number of matters including the length of time necessary to obtain the EPA's approval for the company's mine closure plan.

We have every reason to expect that our closure strategies will be successful with the land returned to pre mining use in a way that is not detrimental to the environment. However, Kidston will have enriched the lives of its people and the communities in which it operated. I am sure that Kidston will be remembered as the mine that cared, not only for its shareholders, but also for its people, the local community and the environment.

Peter Tomsett
Chairman and Managing Director

FINANCIAL RESULTS

For the year ended 31 December 2001, Kidston made a profit of $32.1 million (or 25.7 cents per share) compared with a loss of $3.4 million (or 2.7 cents per share) in 2000.

The increased profit was due to strong gold production due to higher grades, lower mining costs and the significantly lower depreciation and amortisation expenses resulting from the write down of asset carrying values in 2000 ($12.8 million). Profit on sale of plant and equipment during the year was $3.5 million.

Dividends of $16.8 million (13.5 cents per share) were declared and paid during the year.

REVENUES

In 2001, sales revenue decreased 33% from $130.1 million to $87.2 million as mine operations ceased in June 2001. The average Australian gold spot price was $523 per ounce but Kidston achieved an average realised price, including gold and currency hedging, of $575 per ounce ($534 in 2000). Proceeds from asset sales of $11.6 million and interest earned of $1.1 million accounted for the other revenue from ordinary activities.

EXPENSES

Cost of sales was lower than the prior year as mining ceased in June 2001. Depreciation and amortisation costs were also significantly lower in 2001 as a result of the lower gold production and the write down in asset carrying values in 2000. The cost of plant and equipment sold in 2001 accounted for the $8.1 million of other expenses.

Cash operating costs per ounce decreased in 2001 to $334 per ounce ($383 in 2000) primarily due to lower stripping costs and a higher gold recovery rate. Total costs for 2001 ($398 per ounce) were lower than 2000 ($485 per ounce) as a result of lower cash costs, depreciation and amortisation expenses.

REHABILITATION COSTS

$11.4 million was spent in 2001 on the rehabilitation of the mine site. A provision of $3.8 million remains for the completion of the rehabilitation work.



Plant site deconstruction progressed well in 2001, with removal of crushing circuit and leach tanks

GOLD PRICES AND HEDGING

In 2001, the gold spot price averaged US$271 per ounce compared with US$279 in 2000.

The Australian dollar weakened considerably in 2001 to average $US0.52 down from $US0.58 in 2000. The weaker $A resulted in a higher Australian average spot price of $523 in 2001 ($479 in the previous year).

However, Kidston's favourable hedge program allowed the company to improve on spot prices and realise an average price of $575 in 2001 ($534 in 2000).

FINANCIAL CONDITION AND LIQUIDITY

Higher gold sale's prices, lower cash costs and the sale of the bulk of the plant and equipment resulted in Kidston's financial condition improving significantly. Cash from operations increased substantially in 2001 to $34.6 million compared with $15.5 million in 2000. Asset sales accounted for another $11.6 million in 2001.

The increased cash flow enabled dividends of $16.9 million (13.5 cents per share) to be paid to shareholders in 2001.

At the end of the year Kidston had cash on hand of $33.3 million.

2002 OUTLOOK

With mining operations completed, the company is now firmly focused on mine closure and associated issues and the maximisation of shareholder returns.

On 6 March 2002, the company announced that it would implement a capital reduction to return to shareholders funds that are in excess of the company's requirements. The company proposes to return to shareholders $20,000,000, an amount equivalent to 16 cents for each share currently issued. This partial return will result in the cancellation of 80% of the issued shares of the company. Therefore shareholders will receive 20 cents per each share cancelled. The proposed partial return is the subject of a resolution to be put to shareholders at the Annual General Meeting. If the partial return is approved by shareholders, the company will be de-listed from the Australian Stock Exchange. Full details are set out in the Explanatory Statement accompanying this Annual Report.

The remaining plant and equipment will be sold by auction in April 2002.



Paul Ritchie inspecting Wises Pit dewatering with exposed tailing beach in background, December 2001

SIMPLIFIED STATEMENT OF PROFIT

(thousands of dollars except earnings per share)

YEAR ENDED 31 DECEMBER	2001	2000
Revenues		
Gold sales	87,199	130,076
Interest income	1,039	420
Sale of property, plant and equipment	11,631	85
	99,869	130,581
Expenses		
Cost of sales	(51,369)	(94,646)
Depreciation and amortisation expenses	(8,247)	(24,322)
Write down of assets	–	(6,217)
Other expenses from ordinary activities	(8,153)	(1,457)
	(67,769)	(126,642)
Profit before income tax expense	32,100	3,939
Income tax expense	–	(7,365)
Net profit/(loss)	32,100	(3,426)
Net profit/(loss) – cents per share	25.7	(2.7)
Franked dividends – cents per share	13.5	–



Monitoring three year old eucalyptus trees on rehabilitated waste dumps

SIMPLIFIED STATEMENT OF FINANCIAL POSITION

(thousands of dollars)

AS AT 31 DECEMBER	2001	2000
Assets		
Cash	33,273	4,169
Other current assets	2,338	28,139
Total current assets	35,611	32,308
Property, plant and equipment	–	13,247
Other non-current assets	2,875	–
	38,486	45,555
Liabilities		
Current liabilities	5,271	27,322
Non-current liabilities	1,505	1,748
	6,776	29,070
NET ASSETS	31,710	16,485
Shareholders' Equity		
Share capital	25,000	25,000
Reserves	–	1
Retained profits /(Accumulated losses)	6,710	(8,516)
TOTAL EQUITY	31,710	16,485

SIMPLIFIED STATEMENT OF CASH FLOWS

(thousands of dollars)

YEAR ENDED 31 DECEMBER	2001	2000
Net cash flows from operating activities[1]	34,589	15,475
Net cash flows used in investing activities	11,631	(693)
Net cash flows used in financing activities	(17,116)	(12,011)
Net increase in cash held	29,104	2,771
Cash beginning of period	4,169	1,398
Cash end of period	33,273	4,169

(1) Net cash flows from operating activities comprise net earnings adjusted for non-cash items deducted from earnings and cash items relating to operations but excluded from the determination of profit for the year ended 31 December 2001.

FIVE YEAR SUMMARY

YEARS ENDED 31 DECEMBER	2001	2000	1999	1998	1997
Financial – $'000					
Sales revenue	**87,199**	130,076	116,795	101,362	104,180
Net profit/(loss)	**32,101**	(3,426)	(406)	(1,374)	(53,594)
Net assets	**31,710**	16,485	19,911	20,317	21,691
Shareholders					
Return on average shareholders' equity (%)	**133.2**	(18.2)	(2.0)	(6.5)	(110.5)
Earnings/(loss) per share (cents)	**25.7**	(2.7)	(0.3)	(1.1)	(42.9)
Dividends paid per share (cents)	**13.5**	0	0	0	0
Operating statistics					
Total tonnes mined	**3,732,000**	17,235,900	24,227,000	30,971,000	45,904,600
Ore milled – total tonnes	**3,417,000**	7,354,420	7,269,000	6,845,000	6,150,000
Ore milled – average daily tonnes	**17,890**[1]	20,148	19,915	18,753	16,849
Average head grade (grams gold/tonne)	**1.36**	1.25	1.13	1.07	1.17
Recovery rate (%)	**86.0**	83.1	80.3	80.4	82.3
Production					
Gold (kilograms)	**4,595**	7,595	6,628	5,848	5,949
Gold (ounces)	**147,718**	244,194	213,101	188,027	191,250
Silver (ounces)	**71,698**	118,593	118,553	105,441	120,966
Costs – dollars					
Cash production costs per ounce of gold[2]	334	383	446	452	504
Total cost per ounce of gold[3]	398	485	545	549	647

[1] Mill operated from 01 January to 11 July 2001.
[2] Cash production costs per ounce include all expenditures incurred for mining operations adjusted for costs attributable to stockpiled ore, net of silver credits, but exclude exploration, finance and corporate administrative expenses.
[3] Total costs per ounce comprise cash costs plus restoration, depreciation and amortisation.



Paul Ritchie explaining preliminary tailing dam spillway earthworks to Community Closure Committee, August 2001

THE DIRECTORS

PETER W TOMSETT

CHAIRMAN AND MANAGING DIRECTOR.

Mr Peter Tomsett (age 44) graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of NSW, and also attained a Master of Science (Distinction) in Mineral Production Management from the University of London. He joined the Placer Dome Group in 1986 as mining engineer at the Porgera project in Papua New Guinea and, after several senior management positions in Australia, was appointed resident manager at the Kidston mine (3 years) and subsequently the Osborne mine (4 years) in Queensland. In 1998, Mr Tomsett was appointed general manager, investor relations for Placer Dome Inc based in the corporation's Canadian head office where he was responsible for developing and maintaining relationships with shareholders and institutional investors. In April 2000, Mr Tomsett returned to Australia as Vice-president, Operations for Placer Dome Asia Pacific Limited and assumed the role of managing director in 2001. He was appointed chairman and managing director of Kidston Gold Mines Limited in June 2000.

ARTHUR HOOD

DIRECTOR

Mr Arthur Hood (age 48) graduated with a Bachelor of Science (Honours) in Civil Engineering from Middlesex University.
He is currently Vice-president, Business and Sustainable Development for Placer Dome Asia Pacific Limited. Mr Hood provides leadership on environmental and sustainability issues within Placer Dome Asia Pacific Limited and is responsible for seeking new opportunities and business advantages through sustainable mining practices. Mr Hood has more than 20 years experience in the mining industry and served as senior mining engineer at the Kidston mine in 1989. He was subsequently employed at the Placer Dome Group's Porgera mine in Papua New Guinea and later became the mine general manager at the Misima mine.
He was appointed a director of Kidston Gold Mines Limited in September 2000.



Aerial seeding of waste dumps, December 2001

DONALD FJ MCDONALD OBE

DIRECTOR

Mr Don McDonald (aged 60) is a prominent Queensland pastoralist with extensive business interests in Queensland. He is past federal president of the National Party of Australia and was elected a part-time member of the CSIRO Board in July 1998. Mr McDonald is a former director of the Royal Flying Doctor Service in Queensland, Queensland Industry Development Corporation, Australian Agricultural Company Limited and Australian Bicentenary Authority.
Mr McDonald was appointed a director of Kidston Gold Mines Limited in February 1996.
He is also a member of the company's Audit Committee.

PATRICK W SANKEY

DIRECTOR

Mr Pat Sankey (aged 60) has more than 30 years' experience in the mining industry including base metals, coal and gold.
Mr Sankey commenced his mining career at Mount Isa in 1966. From 1966 to 1985, he held several positions at both the Mount Isa operations and the coal division of MIM.
Mr Sankey joined the Kidston mine in 1985 and was appointed resident manager of the Kidston mine in 1988. In 1991 he was appointed General Manager, Finance and Administration, for the Placer Pacific group and served in that role until his retirement in 1994. Mr Sankey was appointed a director of Kidston Gold Mines Limited in April 1994. He is also chairman of the company's Audit Committee.

CORPORATE GOVERNANCE

The directors of Kidston Gold Mines Limited believe that good corporate governance improves company performance, enhances corporate social responsibility and benefits all stakeholders.



Light vehicle fleet up for sale at auction, September 2001

Accordingly, the board has established a number of practices and policies to ensure that these intentions are met and that all stakeholders are fully informed about the affairs of the company. A description of the main corporate governance practices in place during 2001 follows.

BOARD

The board oversees the performance of major corporate actions including strategic planning and business development, monitoring financial and hedging risks, approving performance targets, approving annual operating plans and budgets and reviewing environmental and safety performance.

The board schedules four meetings each year and will hold additional meetings if required. To manage the day-to-day operation and administration of the company, the board has established formal policies in relation to accounting and financial reporting, metal and currency hedging, banking and expenditure authorities and environment and safety. It has also adopted a company Code of Conduct.

All directors have access to the advice and counsel of the company secretary and general counsel and have the right to obtain independent professional advice, at the company's expense, in connection with their duties and responsibilities.

BOARD COMPOSITION

The board comprises four directors, including two non-executive directors. The company seeks in the board a balance of expertise and skills. Directors specifically contribute their experience and skills in finance, mining and commerce.

A committee meets as required to deal with nomination of new directors. Directors are initially appointed by the full board, subject to election by shareholders at the next Annual General Meeting. All directors, except the managing director, are subject to re-election at least once every three years.



Soil sampling in front of the workshops for hydrocarbon contamination as part of Contaminated Soils Site Assessment

AUDIT COMMITTEE

An Audit Committee comprising two non-executive directors, Mr Pat Sankey (chairman) and Mr Don McDonald, assists the board to fulfil its responsibilities. The main responsibilities of the Committee, which are set out in its charter, include:

- Reviewing and reporting to the board on financial statements, directors' statements and quarterly, half yearly and annual reports
- Assisting the board in its review of the reliability of the company's financial reporting and the effectiveness of the company's internal controls, including compliance with financial management policies established by the board
- Determining the scope of the internal audit function and ensuring it has adequate resources and direct access to the Audit Committee

The Committee also has the responsibility of recommending to the board the appointment, removal and remuneration of external auditors and of reviewing the terms of their engagement and the scope and quality of the audit.

The Committee receives regular reports from management and the internal and external auditors, who normally attend all scheduled Committee meetings. The Committee chairman reports to the full board after each Committee meeting and all relevant papers and minutes are available to all directors.



Mining equipment fleet up for sale at auction, September 2001

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Annual remuneration of non-executive directors is determined by the board within the aggregate amount of $120,000 approved by shareholders in 1989. Currently, the board apportions remuneration to directors as follows:

- Non-executive director – $20,000 per annum
- Audit Committee chairman – $6,000 per annum
- Audit Committee member – $4,000 per annum

Retirement benefits are paid to non-executive directors in accordance with Article 83A of the Articles of Association and board policy, which limits the amount to that which is permitted under section 237 of the Corporations Law.

MANAGEMENT OF BUSINESS RISK

The directors of the company are committed to the management of risks related to health and safety, property, environment, financial reporting and internal control. The mining operation is responsible for the implementation of risk management including the identification of risks and controls and prevention, crisis management and recovery planning. The company provides central support from the corporate office to assist in risk management and obtains insurances to limit the financial impact of major losses. Comprehensive risk analysis and management practices also form an integral part of the company's project assessment process.

MANAGEMENT OF FINANCIAL RISK

The company has established financial risk management policies to manage financial exposures which arise in the ordinary course of business. A detailed discussion of the company's financial risk management practices is set out in the Directors' report.

ENVIRONMENT AND SAFETY

The board seeks to maintain high standards of environmental protection and safety through:

- Establishing environment and safety policies and reviewing these policies regularly to ensure their adequacy and consistency with all legal requirements and community expectations
- Ensuring compliance with approved policies and with regulatory requirements as to environment and safety
- Reviewing the company's environmental and safety management systems and setting strategy and objectives to improve the company's environmental and safety performance

In fulfilling its duties, the board visited the company's operations during the year and received regular reports from the operations and environmental managers.

CODE OF CONDUCT

The company's Code of Conduct requires that all employees adhere to the highest standards of personal and professional integrity and avoid any conduct which may reflect unfavourably upon themselves or the company.

KEEPING SHAREHOLDERS INFORMED

The directors are committed to ensuring that shareholders are informed of all major developments affecting the company's state of affairs. The company reports to shareholders through its quarterly and annual reports, which provide full details of the company's operating and financial performance. Since August 2001, the company, in consultation with Australian Stock Exchange Limited, has issued monthly cash flow statements.

Procedures are also in place to ensure material and price sensitive information is reported to Australian Stock Exchange Limited in accordance with continuous disclosure requirements.

DIRECTORS' REPORT

In accordance with a resolution of the directors, the directors of Kidston Gold Mines Limited submit herewith the financial statements for the year ended 31 December 2001 and report as follows:

DIRECTORS

The names of the directors of the company in office during the financial year and at the date of this report are:

Peter W Tomsett (Chairman and Managing Director)

Arthur Hood

Donald FJ McDonald

Patrick W Sankey

PRINCIPAL ACTIVITIES OF THE COMPANY

The principal activities of the company during the year consisted of mining and treatment of ore leading to the production of gold and silver. All operations ceased in 2001 and the bulk of the plant and equipment sold.

TRADING RESULTS

The net profit/(loss) of the company for the year was $32,100,000 (2000: loss $3,426,000) or 25.68 cents per share (2000: loss 2.7 cents per share) after allowing for an income tax expense on the operating profit of $nil (2000: income tax expense of $7,365,000).

DIVIDENDS

Two fully franked dividends of 10 cents and 3.5 cents per share were declared and paid during the year.

REVIEW OF OPERATIONS

Mine operations ceased in June 2001 with the last gold being poured on 11 July 2001. The company mined 3.7 million tonnes of ore with a total of 3.4 million tonnes being processed through the mill. Gold production for 2001 was 147,718 ounces including gold scavenged during decommissioning of the mill.

Site rehabilitation is progressing with the plant site dismantling and removal expected to be completed by April 2002. The bulk of the plant and equipment was sold at an auction held on site in September 2001 with the remainder of the equipment to be sold at a second site auction on 11 April 2002.

CHANGES IN THE STATE OF AFFAIRS

The company ceased all mining and treatment processes during the year and the bulk of the plant and equipment was sold. The mine site is being rehabilitated.

EVENTS SUBSEQUENT TO BALANCE DATE

The directors are not aware of any other matter or circumstance subsequent to year end not otherwise dealt with in this report or the accounts that has significantly affected or may significantly affect operations of the company, the results of those operations or the state of affairs of the company in subsequent financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

With mining operations completed, our attention is now firmly focused on mine closure and associated issues and the maximisation of shareholder returns.

On 6 March 2002, the company announced that it will implement a capital reduction to return to shareholders funds that are in excess of the company's requirements. The company proposes to return to shareholders $20,000,000, or 16 cents per share, subject to the report of an Independent Expert as to whether the proposed return of capital is fair and reasonable.

Any return of capital must be approved by shareholders at the Annual General Meeting to be held on 30 May 2002 in Brisbane. It is proposed that, if shareholders approve the return of capital, trading of the company's shares on Australian Stock Exchange Limited ("ASX") will be suspended shortly after the Annual General Meeting and that, following implementation of the return of capital, the company be de-listed from ASX.

The company intends to return the balance of the company's funds (less the amounts required to finalise rehabilitation) once the mine closure plan has been finally approved by the Environmental Protection Agency (the "EPA") and the funding for on-going rehabilitation has been determined. The timing will depend on a number of matters including the length of time necessary to obtain the approval of the EPA for the company's mine closure plans.

DIRECTORS' BENEFITS

Information on directors' shareholdings as at the date of this report appears below.

	KIDSTON GOLD MINES LIMITED		PLACER DOME INC.	
Director	Shares	Options	Shares	Options
PW Tomsett	–	–	1	156,700
A Hood	–	–	419	66,000
DFJ McDonald	–	–	–	–
PW Sankey	–	–	–	–

No director of the company has, since the end of the previous financial year, received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by directors shown in the accounts) by reason of a contract made by the company or a related entity with the director or with a firm of which he is a member, or with an entity in which he has a substantial interest other than as disclosed in note 25 to the accounts.

No material contracts involving directors' interests were entered into since the end of the previous financial year or existed at the end of the financial year other than the transactions detailed in note 25 to the accounts.

During the year there were twelve meetings of the Board of Directors and six of the Audit Committee.

DIRECTORS' MEETINGS

	BOARD OF DIRECTORS		AUDIT COMMITTEE	
Director	Eligible to Attend[1]	Attended	Eligible to Attend[1]	Attended
PW Tomsett	12	12	–	–
A Hood	12	9	–	–
DFJ McDonald*	12	12	6	6
PW Sankey*	12	12	6	6

* A member of Audit Committee.
(1) Number or meetings held during term as Director.

DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS

Remuneration of non-executive directors

Annual remuneration of non-executive directors is determined by the board within the aggregate amount of $120,000 approved by shareholders in 1989. The remuneration is not linked to the performance of the company.

Remuneration of executive directors and senior executives

The annual remuneration of executive directors is determined by a related entity and charged to the company in two components: (i) a fee of $20,000 per annum in relation to board duties, and (ii) time based charges for management duties.

The chairman determines the Mine General Manager's remuneration. The Mine General Manager determines annual remuneration of all other senior executives of the company. In determining the level of remuneration, due regard is given to working conditions, performance appraisals and other performance measures, market rates within the mining industry, and the overall performance of the company.

Details of the nature and amount of each element of the emolument for the financial year of each director and other officers are detailed below.

EMOLUMENTS OF DIRECTORS

	Base Fee $	Bonus $	Superannuation $	Other $
PW Tomsett	43,941	–	–	–
A Hood	63,460	–	–	–
DFJ McDonald	24,000	–	1,920	–
PW Sankey	26,000	–	2,080	–

EMOLUMENTS OF OTHER OFFICERS

	Base Fee $	Bonus $	Superannuation $	Other $
P MacIntyre	126,354	5,000	22,970	21,087

Other benefits include primarily motor vehicles, medical insurance, telephone and housing benefits.

RETIREMENT, ELECTION AND CONTINUATION IN OFFICE OF DIRECTORS

Mr PW Sankey retires from the office of director by rotation and, being eligible, offers himself for re-election at the Annual General Meeting on 30 May 2002.

RISK MANAGEMENT – FINANCIAL INSTRUMENTS

(i) Financial risk management

Financial exposures arise in the normal course of Kidston's business, including commodity price risk, foreign exchange risk, liquidity risk and interest rate risk as well as credit risk associated with trade and financial counter-parties.

Kidston has a comprehensive risk management program to manage its financial exposures which includes, but is not limited to, the use of derivative products. The term "derivative" has been adopted to encompass all financial instruments which are not directly traded in the primary physical market. Derivatives used by the company, in all cases, are used solely for hedging purposes and are not speculative in nature.

The company's risk management program is implemented on behalf of Kidston Gold Mines Limited by Placer Dome Inc, its ultimate chief entity. Operational risk results from the large volume of financial transactions associated with the risk management program. Exposure to this risk is overseen by Placer Dome Inc's operating policies and procedures.

ii) Commodity price and foreign exchange risk

Prices for the company's production are determined on international markets and are quoted in US dollars.

The company's primary strategy in managing risks associated with price and exchange rate movements is through operating cost containment but, where opportunities exist to improve upon spot prices and exchange rates, the company enters into hedge contracts.

Prices for anticipated gold sales and exchange rates are managed using options and forward sale contracts. In all cases, these financial instruments hedge, are matched with, future production or revenues denominated in US dollars.

The hedging program is managed in accordance with policies approved by Kidston's board of directors, which establishes specific percentages of gold, silver and US dollars which may be hedged. Performance under these policies is regularly reported to the board.

(iii) Credit risk

Kidston's operations and hedging transactions create credit risk. The company has in place policies for the management of credit exposures which include board approval of all counterparties. The policies establish limits and methodology for measuring and reporting credit exposures to financial counterparties.

(iv) Liquidity risk

The company has a conservative gearing policy which aims to ensure that a strong balance sheet is maintained and its cash will be adequate to meet its financial obligations.

(v) Operational risk

Operational risk results from the company's financial risk management program. On behalf of Kidston, Placer Dome Inc manages these risks through well established policies and procedures:

- Risk management policies are clearly defined and all financial instruments are used in a manner consistent with policies approved by Kidston's board of directors.
- These policies are continually reviewed and modified where market conditions dictate.
- Treasury activities are adequately segregated between dealing, settlement and position reporting, and treasury systems allow exposures to be measured on a mark-to-market basis.
- Placer Dome Inc's treasury department is not operated as a profit centre and the focus of the centralised treasury function remains risk management.
- Placer Dome Inc's corporate treasury is subject to review by both internal and external auditors and Kidston reports its hedge positions to shareholders quarterly.

ENVIRONMENTAL REGULATION AND PERFORMANCE

Kidston Gold Mines Limited operated during 2001 in compliance with all environmental licence conditions. Kidston operates under the following Queensland Acts: Mineral Resources Act, Water Resources Act and Environmental Protection Act. All licences are current and all conditions within the licences observed in 2001.

OFFICERS' INDEMNITIES AND INSURANCE

During the financial year ended 31 December 2001 the company has incurred premiums totalling $7,445 ($US 3,808) in respect of directors' and officers' liability insurance contracts.

These policies insure persons who are directors or officers of the company against certain liabilities incurred as such by a director or officer. The premium has not been determined on an individual director or officer basis but provides a total indemnity cover of $146,000,000 ($US75,000,000). Directors of the company to which the premium relates are shown in the directors' report together with those shown in note 25 to the accounts.

No other agreements to indemnify directors, officers or auditors have been entered into, nor have any payments in relation to indemnification been made, during or since the financial year end by the company.

ROUNDING OFF OF AMOUNTS

The company is a company of the kind referred to in ASIC Class Order 98/0100 and, in accordance with that class order, amounts in the accounts and directors' report have been rounded off to the nearest thousand dollars unless specifically stated to be otherwise.

CORPORATE STRUCTURE

Kidston Gold Mines Limited is a company limited by shares that is incorporated and domiciled in Australia. Its ultimate parent entity is Placer Dome Inc.

EMPLOYEES

The entity employed 39 employees as at 31 December 2001 (2000: 181)

For and on behalf of the board



PW Tomsett
Chairman

Brisbane, 07 March 2002.

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 $000	2000 $000
Sales revenue	2	87,199	130,076
Cost of sales	3	(51,369)	(94,646)
Gross profit		35,830	35,430
Other revenues from ordinary activities	2	12,670	505
Depreciation and amortisation expenses	3	(8,247)	(30,539)
Borrowing costs expense	3	(3)	(691)
Other expenses from ordinary activities	3	(8,150)	(766)
Profit from ordinary activities before income tax expense		32,100	3,939
Income tax expense relating to ordinary activities	4	–	(7,365)
Net profit/(loss)		32,100	(3,426)
Net profit/(loss) attributable to members of Kidston Gold Mine Limited		32,100	(3,426)
Decrease in asset revaluation reserve		1	–
Total changes in equity		32,101	(3,426)
Basic earnings per share (cents per share)		25.68	(2.7)
Franked dividends per share (cents per share)		13.5	–

STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2001

	Note	2001 $000	2000 $000
CURRENT ASSETS			
Cash		33,273	4,169
Receivables	5	2,338	3,604
Inventories	6	–	9,899
Other	8	–	14,636
Total current assets		35,611	32,308
NON-CURRENT ASSETS			
Receivables	9	2,875	–
Property, plant and equipment	7	–	13,247
Total assets		38,486	45,555
CURRENT LIABILITIES			
Accounts payable	10	914	6,852
Interest Bearing Liabilities	11	–	241
Provisions	12	4,357	13,779
Other	13	–	6,450
Total current liabilities		5,271	27,322
NON-CURRENT LIABILITIES			
Provisions	14	1,505	1,748
Total liabilities		6,776	29,070
Net assets		31,710	16,485
EQUITY			
Contributed equity	15	25,000	25,000
Reserves	16	–	1
Retained Profits/(Accumulated losses)	16	6,710	(8,516)
Total equity		31,710	16,485

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 $000	2000 $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from sales and other debtors		79,316	123,102
Payments to trade creditors, other suppliers and creditors, and employees		(40,835)	(106,642)
Payments for mineral exploration and evaluation		–	(714)
Borrowing costs		(3)	(691)
Interest received		986	420
Environmental deposit		(4,875)	–
Net cash flows from operating activities	17(b)	34,589	15,475
CASH FLOWS USED IN INVESTING ACTIVITIES			
Payments for property, plant and equipment		–	(778)
Proceeds from sale of property, plant and equipment		11,631	85
Net cash flows used in investing activities		11,631	(693)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Repayment of borrowings		–	(12,000)
Finance lease principal		(241)	(11)
Dividends paid		(16,875)	–
Net cash flows used in financing activities		(17,116)	(12,011)
Net increase in cash held		29,104	2,771
Net cash at the beginning of the financial year		4,169	1,398
Net cash at the end of the financial year	17(a)	33,273	4,169

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The principal accounting policies adopted by Kidston Gold Mines Limited are described below. These accounting policies are consistent with those adopted in the previous year, except where disclosed below.

(a) Basis of accounting

The financial report has been prepared on the basis of historical costs and, except where stated, do not take into account current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The company carries its non-current assets using the cost basis. Non-current assets are not stated at amounts in excess of their recoverable amounts. Except where stated, recoverable amounts are not determined using discounted cash flows.

(b) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured.

Revenue from the sales of gold and silver is recognised when the metal is delivered to the refiner and a sale has been contracted.

Interest and other revenue is recognised when control of a right to receive the consideration has been attained.

Sales revenue represents revenue received by the company from the sale of gold and silver, including gains and losses on deferred delivery arrangements and net proceeds realised on the sale of options or amounts paid on the purchase of options that effectively hedge revenue.

(c) Financial instruments

(i) Commitments to deliver metals

Commitments to deliver gold and silver arise from forward sales contracts, option contracts and other similar arrangements.

Gains and losses on forward sales, options and other deferred delivery arrangements that effectively establish prices for future production are recognised in sales revenue when the hedged production is delivered.

Net proceeds realised on the sale of options or amounts paid on the purchase of options are deferred and recognised in income when the related hedged production is delivered.

(ii) Commitments to deliver currency

Commitments to deliver currency arise from forward sales contracts and option contracts.

Foreign exchange gains and losses on forward sales contracts and option contracts that effectively hedge revenue and expense transactions are deferred and included in the determination of earnings on the dates of those revenue and expense transactions.

The net proceeds realised on the sale of the options or expense incurred on the purchase of options are deferred and recognised in income when the related hedged transaction is brought to account.

(d) Foreign currency

Foreign currency transactions are translated into Australian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance date to reflect exchange rates prevailing at that date. Foreign currency items which are hedged are translated at exchange rates implicit in the hedge.

Foreign exchange gains and losses are brought to account in the profit and loss account in the year in which they arise, except for foreign exchange gains and losses on specifically hedged transactions which are deferred until the date of such future transactions.

(e) Income tax

Income tax expense is based on accounting earnings. Deferred income taxes, arising from the recognition of revenues and expenses in different years for accounting and tax purposes, are recorded using the liability method of tax effect accounting.

(f) Inventories

Inventories are valued as follows:

- Finished goods are valued at the lower of average unit production cost, including fixed and variable overheads, and net realisable value.
- Work in progress, including stockpiled ore and metal in circuit, is valued at the lower of average unit production cost, including fixed and variable overheads, and net realisable value, after an allowance for future processing costs.
- Raw materials and stores are valued at weighted average cost including the purchase cost, and where applicable, freight and duty.

(g) Property, plant and equipment

Property, plant and equipment is carried at cost, except where the carrying amount exceeds the recoverable amount. Depreciation and amortisation of property, plant and equipment is provided at rates based upon their estimated useful lives and expected residual values using the following methods:

- Buildings – mine production output
- Plant, machinery and equipment – mine production output
- Mobile equipment – 5-10 years
- Mining properties and development – mine production output

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT'D

(h) Mineral exploration and evaluation expenditure

Mineral exploration and evaluation expenditure is charged against earnings as incurred until it has been established that an area of interest has development potential. Further costs are carried forward to be amortised over the anticipated economic life of the mine from the date of commencement of commercial production.

Continuing exploration costs incurred after a mine is developed and commercial production has commenced are charged against earnings as incurred, except where these costs relate to a separate area of interest with development potential.

(i) Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(j) Restoration costs

Current expenditures relating to ongoing environmental and mine-site restoration programs are charged to earnings as incurred.

Total post-closure costs for Kidston have been estimated based on restoration plans developed by the company and are accrued by monthly charges to earnings over the anticipated economic life of the mine based on production output. Restoration costs, which include removal of site structures and securing, rehabilitating and stabilising of open pits, waste dumps and tailings facilities, have been estimated based on existing regulatory requirements and currently available technology. Estimates are based on undiscounted, current direct dollar costs.

(k) Cash flows

For the purpose of the statement of cash flows, cash includes cash on hand, deposits held at call with banks and investments in money market instruments, net of bank overdrafts.

(l) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees tendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. The liabilities expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlement expenses are charged against profits on a net basis.

(m) Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in 2001.

(n) Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the company.

(o) Earnings per Share

Basic earnings per share is determined by dividing the operating profit after tax and after preference dividends by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share is determined by dividing the operating profit after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year.

(p) Redundancy Provision

The estimated liability for redundancy payments in the lead up to and on mine closure is being provided for on an undiscounted straight line basis such that the liability has been fully provided for at the end of the mine life.

(q) Finance Lease

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the company are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to profit and loss.

2. REVENUE FROM ORDINARY ACTIVITIES

31 DECEMBER 2001

	Note	2001 $000	2000 $000
Sales revenue			
Revenue from sale of metals		87,199	130,076
OTHER REVENUES FROM ORDINARY ACTIVITIES			
Interest income		1,039	420
Proceeds from sale of property, plant and equipment		11,631	85
		12,670	505
Total revenue from ordinary activities		99,869	130,581

3. EXPENSES AND LOSSES/(GAINS)

	2001 $000	2000 $000
(a) Expenses		
COST OF GOODS SOLD		
Changes in inventories of finished goods and work in progress	4,373	143
Production costs	32,531	78,871
Mine administration	5,868	9,783
Environmental costs	6,418	3,099
Royalties and production taxes	1,810	2,259
Marketing and transport	369	491
Total cost of goods sold	51,369	94,646
Depreciation of non-current assets:		
Buildings	1,120	1,405
Plant, machinery and equipment	2,830	10,205
Total depreciation of non-current assets	3,950	11,610
Amortisation of non-current assets: Mining properties and development	4,297	12,712
Provision for diminution in value of mining properties and development costs	–	6,217
Total depreciation and amortisation expenses	8,247	30,539
BORROWING COSTS EXPENSED		
Interest expense:		
Parent entity	3	689
Other persons	–	2
Total borrowing costs expensed	3	691
OTHER EXPENSES FROM ORDINARY ACTIVITIES		
Costs of assets sold	8,131	52
Other	19	714
Total other expenses from ordinary activities	8,150	766
(b) Auditors' remuneration		
Amounts received, or due and receivable, by the auditors for:		
Auditing the accounts	54,000	54,000
Other services	13,815	24,335
	67,815	78,335
(c) Gains		
Net profit on disposal of property, plant and equipment	3,500	–

4. INCOME TAX

	Note	2001 $000	2000 $000
The amount set aside for income tax on current year earnings differs from the amount of prima facie tax payable on the operating profit. The difference is reconciled as follows:			
Prima facie income tax expense at 30% (2000: 34%) on operating profit		9,631	1,339
Income tax effect of permanent differences:			
Write off of future income tax benefit as no longer considered virtually certain		–	6,581
Utilisation of income tax losses not previously brought to account		(9,631)	(555)
Income tax expense attributable to operating profit		–	7,365
Future income tax benefit arising from tax losses at 30% (2000: 30%) not brought to account at balance date as realisation of the benefit is not regarded as virtually certain		9,054	19,956

This future income tax benefit will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii) no changes in tax legislation adversely affect the company in realising the benefit.

5. RECEIVABLES (CURRENT)

	2001 $000	2000 $000
Trade debtors	–	1,980
Environmental deposit (i)	2,000	–
Other debtors and prepayments	338	1,624
	2,338	3,604
Related party receivables		
Other related parties		
Parent entity	9	7
Entity subject to common control	4	56
Total related party receivables	13	63

Current receivables are carried at nominal amounts due.

6. INVENTORIES

CURRENT	2001 $000	2000 $000
Finished goods at cost	–	120
Work in progress at cost	–	4,253
Raw materials and stores	–	5,975
Provision for diminution in value	–	(449)
	–	9,899

(i) Repayment contingent upon government approval of the revised Plan of Operations.

7. PROPERTY, PLANT AND EQUIPMENT

31 DECEMBER 2001

	Note	2001 $000	2000 $000
Buildings (at cost)		21,591	21,591
Less: accumulated depreciation		21,591	20,471
		–	1,120
Plant and equipment under lease (at cost)		252	252
Less: accumulated amortisation		252	6
		–	246
Plant, machinery and equipment (at cost) (i)		100,066	100,209
Less: disposals		4,997	–
Less: accumulated depreciation		95,069	92,625
		–	7,584
Mining properties and development (at cost)		144,863	151,080
Less: accumulated amortisation		144,863	140,566
Less: provision for diminution in value		–	6,217
		–	4,297
		–	13,247
Reconciliations			
Buildings on freehold land			
Carrying amount at beginning		1,120	–
Depreciation expense		(1,120)	–
		–	–
Plant and equipment under lease			
Carrying amount at beginning		246	–
Depreciation expense		(246)	–
		–	–
Plant, machinery and equipment			
Carrying amount at beginning		7,584	–
Disposals		(4,997)	–
Depreciation expense		(2,587)	–
		–	–
Mining properties and development			
Carrying amount at beginning		4,297	–
Depreciation expense		(4,297)	–
		–	–

(i) Kidston continues to own equipment, with a nil carrying value, which remains on site to complete the mine site rehabilitation. Upon completion of the rehabilitation, management intends to sell the remaining equipment through auction.

8. OTHER ASSETS (CURRENT)

31 DECEMBER 2001

	Note	2001 $000	2000 $000
Prepayments		–	430
Deferred hedging costs		–	7,953
Amounts due from metal and currency brokers		–	6,253
		–	14,636

9. RECEIVABLES (NON-CURRENT)

Environmental deposit		2,875	–

10. ACCOUNTS PAYABLE (CURRENT)

Trade creditors		246	2,512
Other creditors and accruals		668	4,340
		914	6,852
Aggregate amounts payable to related parties:			
Entity subject to common control		148	4

Trade and other creditors

Liabilities are recognised for amounts to be paid in the future for goods and services, whether or not billed to the company.

11. INTEREST BEARING LIABILITIES (CURRENT)

Finance lease liability		–	241

12. PROVISIONS (CURRENT)

Redundancy		1,052	2,688
Employee entitlements		987	3,990
Restoration costs (i)		2,318	7,101
		4,357	13,779

13. OTHER LIABILITIES (CURRENT)

Deferred realised gold hedges		–	5,399
Deferred option revenue		–	849
Owing to related parties		–	202
		–	6,450

14. PROVISIONS (NON-CURRENT)

Redundancy		–	–
Employee entitlements		–	–
Restoration costs (i)		1,505	1,748
		1,505	1,748

15. CONTRIBUTED EQUITY

(a) Issued and paid up capital			
Ordinary shares fully paid		25,000	25,000

(b) Movements in shares on issue

	2001 Number of shares	2001 $000	2000 Number of shares	2000 $000
Beginning of the financial year	125,000,000	25,000	125,000,000	25,000
Issued during the year	–	–	–	–
Bought back during the year	–	–	–	–
End of the financial year	125,000,000	25,000	125,000,000	25,000

(i) The cost of rehabilitating the mine site has been estimated based on existing regulatory requirements and appropriate technology. The costs have been estimated based on plans prepared by the company and approved by relevant regulatory authorities.

16. RESERVES AND RETAINED PROFITS

31 DECEMBER 2001

	Note	2001 $000	2000 $000
Asset revaluation reserve	16(a)	–	1
Retained Profits	16(b)	6,710	(8,516)

(a) Asset revaluation reserve

(i) Nature and purpose of reserve

The asset revaluation reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances.

(ii) Movement in reserve

	2001 $000	2000 $000
Balance at beginning of year	1	1
Amount realised through sale of fixed assets	(1)	–
Balance at end of year	–	1

(b) Retained profits

	2001 $000	2000 $000
Balance at beginning of year	(8,516)	(5,090)
Net profit/(loss) attributable to members of Kidston Gold Mines Limited	32,100	(3,426)
Transfer from Asset Revaluation Reserve	1	–
Total available for appropriation	23,585	(8,516)
Dividends provided for or paid	(16,875)	–
Balance at end of year	6,710	(8,516)

17. CASH FLOW INFORMATION

(a) Reconciliation of cash

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

	2001 $000	2000 $000
Cash on hand	416	16
Short term deposits	32,857	4,153
	33,273	4,169

(b) Reconciliation of net cash flows from operating activities to operating profit/(loss) after income tax

	2001 $000	2000 $000
Operating profit/(loss) after income tax	32,100	(3,426)
Depreciation and amortisation	8,247	24,322
Net gain on sale of non-current assets	(3,500)	(34)
Diminution in value of mining properties and development costs	–	6,217
Changes in assets and liabilities		
Provision for restoration costs	(5,026)	805
Net decrease in deferred hedge revenue	(6,248)	(10,328)
Net decrease in future income tax benefit	–	7,393
Decrease/(increase) in deferred hedge assets	14,206	(11,437)
Decrease/(increase) in trade and other debtors	(1,180)	38
Decrease in inventories	6,768	2,119
Decrease in trade and other creditors and employee entitlements	(10,778)	(194)
Net cash inflows from operating activities	34,589	15,475

(c) Financing facilities

Details of credit standby arrangements and loan facilities are included in note 18.

18. STANDBY ARRANGEMENTS AND CREDIT FACILITIES

31 DECEMBER 2001

	Note	2001 $000	2000 $000
The Company has access to:			
Bank Overdraft Facilities			
unsecured bank overdraft facility (i)		–	800
amount of facility used at year end		–	–
amount of facility unused at year end		–	800

19. COMMITMENTS

(i) Metals

At 31 December 2001, the following contracts were outstanding under Kidston's gold hedging program:

	2001 Total position		2000 Total position	
	Ounces hedged	Average price USD	Ounces Hedged	Average price USD
Gold forwards				
Spot deferred Fixed $US	–	–	47,000	461
Gold Options				
Puts bought $US	–	–	60,000	300
Calls bought $US	–	–	–	–
Calls sold $US	–	–	60,000	324

(ii) Currency

At 31 December 2001, the following contracts were outstanding under Kidston's foreign currency hedging program:

	2001 Total position		2000 Total position	
	USD hedged $000	Average price USD	USD hedged $000	Average price USD
Currency forwards				
Fixed $US	–	–	2,000	0.78
Currency Options				
Call options bought $A	–	–	9,000	0.73
Put options sold $A	–	–	6,000	0.73

	2001 $000	2000 $000
(iii) Lease Commitments		
Payable no later than one year	–	262
Future finance charges	–	(21)
Lease liability	–	241
Total lease liability accrued for:	–	
Current		
Finance Leases	–	241

(i) This facility expired 15 September 2001.

20. RECEIVABLES DENOMINATED IN FOREIGN CURRENCIES

	Note	2001 $000	2000 $000
Current receivables – United States Dollars		–	1,097

21. CONTINGENT LIABILITIES

(i) Termination Benefits Under Service Agreements

The maximum contingent liability of the company in respect of termination benefits under service agreements with directors and persons who take part in the management of the company is $140,800 (2000: $120,800).

(ii) Bank Guarantees

As at 31 December 2001, the Company had provided a number of bank guarantees totalling 4,908,746 (2000: $12,129,162) to mining departments and other public utilities.

22. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

(i) A related company operates two superannuation plans, the Placer Staff Superannuation Plan (Staff Plan) and the Placer Executive Superannuation Fund (Executive Fund), under which all full-time permanent staff employees of the company are entitled to benefits on retirement, disability or death. At year-end 5 employees remain in these funds. The company contributes to the plans to cover the full cost of the basic benefits provided by the plans as the benefits accrue. Such contributions are in accordance with the Actuary's recommendations as contained in the latest Actuarial Valuation Reports and Funding and Solvency Certificates.

The last actuarial valuation of the Staff Plan was made as at 1 January 2001 by Mr Mark Blair FIAA of Watson Wyatt Worldwide. The valuation reported that, as at 1 January 2001, the net market value of the Plan's assets was $43,982,799 and the present value of expected future benefit payments (arising from Staff Plan membership completed to 1 January 2001) was $30,274,957. The difference between these two amounts was $13,707,842. At 1 January 2001, the total benefits payable in the event of voluntary termination of the employment of all members of the Staff Plan was $27,798,463 compared with a market value of the Plan's assets of $43,982,799.

The last actuarial valuation of the Executive Fund was made as at 1 January 2001 by Mr Mark Blair FIAA of Watson Wyatt Worldwide. The valuation reported that, as at 1 January 2001, the net market value of the Executive Fund's assets was $7,798,766 and the present value of expected future benefit payments (arising from the Executive Fund membership completed up to 1 January 2001) was $6,136,665. The difference between these two amounts was $1,662,101. At 1 January 2001, the total benefits payable in the event of voluntary termination of employment of all members of the Executive Fund was $5,972,909 compared with a market value of the Fund's assets of $7,798,766.

The actuarial reports also disclosed that, at the respective valuation dates, the market value of the assets of each of the superannuation plans was sufficient to meet all benefit payments required in the event of termination of each plan, or compulsory termination of the employment of all members.

Contributions by the company are legally enforceable to the extent required under the Superannuation Guarantee legislation.

(ii) The Kidston Gold Mines Superannuation Fund was rolled over to Sunsuper Personal on 30 June 2001. All 32 employees of the company hold entitlements under this fund on retirement, disability or death. Total funds rolled over were $8,078,807 with 102 members to a further defined contribution fund.

The selection of the successor fund made by the Trustee of the Fund, was based on a survey performed by administrators, William M Mercer, combined with legal advice obtained from the administrator's lawyers.

	Note	2001 $000	2000 $000
(iii) Employee Entitlements			
The aggregate employee entitlement liability comprises:			
Accrued wages, salaries and on-costs		120	19
Provisions (current)		2,039	6,678
		2,159	6,697

23. SEGMENT REPORTING

The company operates entirely within the Australian gold and silver mining industry.

24. FINANCIAL INSTRUMENTS

(a) Estimated fair values at 31 December 2001

All financial assets and liabilities have been recognised on the balance sheet at their net fair values except for the following:

	2001		2000	
	Carrying Value *$000*	Fair Value *$000*	Carrying Value *$000*	Fair Value *$000*
Unrecognised Financial Assets and Liabilities				
Foreign currency contracts and options	–	–	–	(1,603)
Metals contracts and options	–	–	–	10,254

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

- Cash and cash equivalents – Carrying value approximates fair value.
- Short term deposits – Carrying value approximates fair value.
- Long term debt – Principal plus accrued interest.
- Foreign currency contracts and options – Year end market quoted prices.
- Metal contracts and options – Year end market quoted prices.

(b) Credit risk

Kidston Gold Mines Limited minimises credit risk associated with cash, cash equivalents and investments by investing in high quality securities and by diversifying its holdings. Credit risk associated with forward foreign exchange contracts, metals contracts and options contracts is minimised by dealing with only high quality financial institutions and by limiting the amounts contracted to any one institution.

(c) Objectives of Derivative Financial Instruments

Refer to "Risk Management – Financial Instruments" section of the Directors' Report for discussion.

24. FINANCIAL INSTRUMENTS CONT'D

(d) Interest rate risk

The company's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised is as follows:

Financial Instrument	Floating Interest Rate $000		Non-Interest Bearing $000		Total Carrying Amount per the Balance Sheet $000		Weighted Average Effective Interest Rate* (%)	
	2001	2000	2001	2000	2001	2000	2001	2000
(i) Financial Assets								
Cash	33,273	4,169	–	–	33,273	4,169	2.8%	5.9%
Receivables	–	–	5,213	3,604	5,213	3,604	N/A	N/A
Deferred hedging costs	–	–	–	7,953	–	7,953	N/A	N/A
Amounts due from metal and currency brokers	–	–	–	6,253	–	6,253	N/A	N/A
Total Financial Assets	33,273	4,169	5,213	17,810	38,486	21,979	–	–
(ii) Financial Liabilities								
Trade creditors and accruals	–	–	914	6,852	914	6,852	N/A	N/A
Owing to related parties	–	–	–	202	–	202	N/A	N/A
Deferred revenue	–	–	–	6,248	–	6,248	N/A	N/A
Borrowings	–	–	–	–	–	–	N/A	7.8%
Finance leases	–	241	–	–	–	241	N/A	7.6%
Total Financial Liabilities	–	241	914	13,302	914	13,543	–	–

25. RELATED PARTY INFORMATION

(i) Directors

The directors of the company who held office during the financial year ended 31 December 2001 are PW Tomsett (Chairman and Managing Director), A Hood, DFJ McDonald and PW Sankey.

(ii) Parent entity

The immediate parent entity and the ultimate parent entity is Placer Dome Inc., a company incorporated in Canada.

(iii) Amounts receivable from or payable to related parties

Apart from the related party information disclosed elsewhere in the financial statements, no other material related party balances were outstanding at balance date.

	Note	2001 $000	2000 $000
(iv) Remuneration of directors			
Income paid or payable or otherwise made available, in respect of the financial year, to all directors of Kidston Gold Mines Limited, directly or indirectly, from the entity or any other related party		161,000	131,000
		Number	
The number of directors of Kidston Gold Mines Limited whose income falls within the following bands is:			
$0-$9,999		–	1
$10,000 – $19,999		–	2
$20,000 – $29,999		2	2
$30,000 – $39,999		–	1
$40,000 – $49,999		1	–
$60,000 – $69,999		1	–

* Weighted average US interest rate and Australian interest rate received.

25. RELATED PARTY INFORMATION CONT'D

31 DECEMBER 2001

	Note	2001 $000	2000 $000
(v) Remuneration of executives			
Remuneration received or due and receivable by executive officers of the company whose remuneration is $100,000 or more from the company or any related party in connection with the management of the affairs of the company or any related party, whether as an executive officer or otherwise		175,000	250,000

	Number	Number
The number of executive officers of the company whose remuneration falls within the following bands:		
$150,000 – $159,999	1	–
$250,000 – $259,999	–	1
In the opinion of directors, remuneration paid to executives is considered reasonable.		

	Note	2001 $000	2000 $000
(vi) Transactions with related parties			
All transactions with related parties are made on normal commercial terms and conditions except where indicated. In addition to the related party information disclosed elsewhere in the financial statements, the following were the material transactions for the year:			
Transactions with entities under common control			
Sales to a related party during the period, for:			
Carbon Sales		168,480	–
Asset Sales		1,186,532	–
		1,355,012	–
Expenses paid or payable, at cost, to a related party for:			
Selling, general and administrative services rendered		571,988	436,293
Property and Machinery Breakdown insurance		–	13,016
Environmental Impairment Liability insurance		64,484	258,110
		636,472	707,419

26. EARNINGS PER SHARE

	2001	2000
Basic earnings/(loss) per share (cents per share)	25.68	(2.7)
Diluted earnings per share is not materially different from basic earnings per share		
	Number	Number
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	125,000,000	125,000,000

27. DIVIDEND PAID OR PROVIDED FOR ON ORDINARY SHARES

	Note	2001 $000	2000 $000
(a) Dividends paid during the year			
Franked dividends (13.5 cents per share) (2000: nil)		16,875	–
(b) Franking credits available for the subsequent financial year		91	16,966

28. EVENTS SUBSEQUENT TO BALANCE DATE

There have been no post balance date events of which the directors are aware that would materially affect the financial statements.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Kidston Gold Mines Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the company are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 31 December 2001 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

For and on behalf of the board

PW Tomsett
Chairman

Brisbane, 07 March 2002.

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF KIDSTON GOLD MINES LIMITED

SCOPE

We have audited the financial report of Kidston Gold Mines Limited for the financial year ended 31 December 2001, as set out on pages 19 to 34, including the Directors' Declaration. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and relevant statutory requirements, so as to present a view which is consistent with our understanding of the company's financial position and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Kidston Gold Mines Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's financial position as at 31 December 2001 and its performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Ernst & Young

M Meintjes
PARTNER

Brisbane, 07 March 2002

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTING

The shares of the company are listed under the code KGM on the Australian Stock Exchange. The company's home exchange is Brisbane. Kidston Gold Mines Limited's shares are also traded in the United States in the form of American Depositary Receipts (ADRs). Each ADR represents two Kidston shares. Investors seeking further information on Kidston's ADRs should contact The Bank of New York, Shareholder Services Dept, 101 Barclay Street 11E, New York, NY 19286-1258.

At 28 March 2002 Kidston Gold Mines Limited had 2,008 shareholders.

SUBSTANTIAL SHAREHOLDERS

	NO. OF SHARES HELD	% OF ISSUED CAPITAL
SUBSTANTIAL SHAREHOLDERS OF THE COMPANY WERE:		
Placer Dome Inc	87,500,000	70.00
ANZ Nominees Limited	25,024,378	20.02

TWENTY LARGEST SHAREHOLDERS

The top twenty shareholders in the company held 95.01% of the issued capital.

The details were:

1. Placer Dome Inc	87,500,000	70.00
2. ANZ Nominees Limited	25,024,378	20.02
3. Westpac Custodian Nominees Limited	1,066,028	0.85
4. National Nominees Limited	899,361	0.72
5. Merrill Lynch (Australia) Nominees Pty Limited	733,005	0.59
6. Citicorp Nominees Pty Limited	559,800	0.45
7. JAB Holdings Pty Ltd (Annette Banks Super Fund A/C)	432,531	0.35
8. HSBC Custody Nominees (Australia) Limited	421,600	0.34
9. Mr John Anthony Halaska (Superannuation Fund A/C)	400,000	0.32
10. Mr Simon Robert Evans & Mrs Kathryn M. Evans (Kamiyacho Super Fund A/C)	312,179	0.25
11. Mr David Graham Clark	202,100	0.16
12. Mr Peter Calvert Bourke	200,000	0.16
13. Mr Emil Henry Jones	177,000	0.14
14. Mr Norman Allen	164,000	0.13
15. Mrs Joan Annette Godwin	131,500	0.11
16. Zhijiang Universal Investors P/L	130,000	0.10
17. Mrs Annette Banks	120,527	0.10
18. Mr John Halaska	100,000	0.08
19. Mrs Helen Catherine Halaska	100,000	0.08
20. Frozen Creek Pty Limited	84,400	0.07
Total:	118,758,409	95.01

SHAREHOLDER INFORMATION

ANALYSIS OF SHAREHOLDERS

The distribution of ordinary shareholders was:

RANGE OF SHARES	NUMBER OF HOLDERS	% OF ISSUED CAPITAL
1 – 1,000	1,245	0.52
1,001 – 5,000	515	1.11
5,001 – 10,000	116	0.79
10,001 – 100,000	115	2.79
100,001 – max.	17	94.79
Total:	2,008	100.00

There were 1507 ordinary shareholders with less than a marketable parcel of shares ($500).

ANALYSIS OF SHAREHOLDINGS BY COUNTRY

COUNTRY	NO. OF SHAREHOLDERS	% OF SHAREHOLDERS	NO. OF SHARES	% OF SHARES
Australia	1,737	86.5	36,106,057	28.88
United Kingdom	114	5.7	691,235	0.55
Asia Pacific	49	2.5	287,913	0.23
New Zealand	44	2.2	200,249	0.16
United States	28	1.4	38,200	0.03
Europe	25	1.2	128,901	0.11
Canada	2	0.1	87,500,100	70.00
Other	9	0.4	47,345	0.04
Total:	2,008	100.00	125,000,000	100.00

DIVIDENDS

Kidston has a policy of maximising dividends and has paid $335.6 million in dividends since commencing operations in 1985.

SHAREHOLDER ENQUIRIES

Shareholders with enquiries regarding their holdings, changes of address or removal from annual or quarterly report mailing lists should contact the company's share registrars, ASX Perpetual Registrars Ltd.

CORPORATE GOVERNANCE

Kidston's board believes that good corporate governance improves company performance, enhances corporate social responsibility and benefits all shareholders.

The board has established a number of mechanisms to ensure these intentions are met and that shareholders are better informed about the financial and internal practices of the company.

A full discussion of corporate governance is covered under a separate section of this report.

KEEPING SHAREHOLDERS INFORMED

The board aims to ensure that shareholders are informed of all major developments affecting the company's state of affairs. The company reports to shareholders through its quarterly and annual reports. The quarterly reports provide full details of the company's operating and financial performance including profit, balance sheet and cash flow statements. Since August 2001, the company, in consultation with Australian Stock Exchange Limited, has issued monthly cash flow statements.

Kidston also produces a Sustainability Report which outlines the mine's social, environmental and financial impacts and contributions. Our Sustainability Report is included in this document.

Procedures are also in place to ensure price sensitive information is reported to the Australian Stock Exchange in accordance with continuous disclosure requirements.

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders will be held at the Stamford Plaza Hotel, corner Edward and Margaret Streets, Brisbane, Queensland, at 11.00 am on Thursday 30 May 2002.



KIDSTON KEY DATA:

- Gold production of 147,718 ounces in 2001
- Cash cost of $A334 per ounce
- Milling ceased on 11 July 2001
- Life of mine production of 3,517,681 ounces of gold

SUSTAINABILITY OBJECTIVES:

- *To not hurt people*
- To not leave a mess for our children
- To treat our employees with dignity
- To provide lasting skills to our people that will enhance their future employability
- To develop lasting relationships with the community
- To safely decommission the mine using low risk, best practice strategies
- To generate wealth for our stakeholders

Kidston's open pit gold mine is located **280 kilometres** south-west of Cairns in **Far North Queensland.** The mine **ceased production in July 2001** and **rehabilitation** of the mine site is well **advanced.**



- Kidston worked with the community to identify the infrastructure that may benefit the community after closure and, where possible, provide ongoing income through alternative employment opportunities.
- The Minister for Natural Resources and Mines committed the Queensland Government to taking over responsibility for the Copperfield dam after Kidston's lease expires in 2003.
- A phased contamination assessment using the EPA Contaminated Lands criteria commenced in late 2000 and is due for completion in the second quarter of 2002.
- Kidston won the AMEEF large company Environmental Excellence Award for the mine closure process.

KIDSTON'S PEOPLE

During 2001 Kidston's employees and contractors were faced with a rapidly changing work environment as the mine approached closure in July. Redundancies and the release of employees occurred in stages throughout the year as positions were no longer required. At the start of the year Kidston had 181 employees but this decreased with the reduction in mining activities to 89 by closure in July.

Some employees extended their employment with the company by undertaking tasks associated with the closure. Many mine workers, in particular, stayed on to help rehabilitate the waste rock dumps which required a 24 hour/day operation to complete prior to the auction of the plant and equipment in September.

It is a credit to the skills and competencies of Kidston's employees that so many have gained employment with other companies throughout the mining industry.

A number of our employees were able to secure employment with mines in the Placer Dome Group and many found work within the mining industry throughout Australia. It is a credit to the skills and competencies of Kidston's employees that so many have gained employment with other companies throughout the mining industry.

By the end of 2001, 162 employees had left the employment of Kidston. A dedicated core of miners stayed on to complete rehabilitation of the mine site. These people will work through until Easter 2002 when all of the major earthworks will be complete.

HEALTH & SAFETY

Kidston experienced another very safe year with a lost time injury frequency rate (LTIFR) of 2.5 per million man hours worked and an all injury frequency rate of 105 per million hours. The number of injuries almost halved from 76 in 2000 to only 42 in 2001. These ranged from minor cuts and abrasions through to medical aid treatment.

Unfortunately there was one lost time injury when wind blew lime dust into a mill worker's eye whilst decommissioning the plant. Although he rinsed his eye with water, it required further medical treatment and observation.

	2000	2001
No of injuries	76	42
LTIFR	1.5	2.5
LTI	1	1



Going, going, gone, auctioneers at work

It was particularly pleasing that only one serious injury occurred during the 5 month long deconstruction phase. Both Kidston and the contracting companies involved in the plant dismantling worked hard to ensure a safe workplace. This involved all contractors attending comprehensive training induction, regular workplace inspections, audits to identify hazards and good supervision. We would like to record our thanks to all those involved for their positive attitude and for completing the deconstruction safely.

A four day public auction of plant and equipment was held in September. This was a high risk period for Kidston with up to 1,000 visitors on the mine site. To ensure the safety of all those involved in the auction, Kidston recruited extra security/first aid trained staff and also used current and some former employees to act as marshals.

COMMUNITY CLOSURE COMMITTEE

The Committee met twice in 2001 to review the mine closure strategies and progress made on rehabilitation. A major issue was to find a potential long-term owner of the Copperfield freshwater dam. This valuable asset had been built by Kidston to provide a reliable freshwater source for mining operations. In 2001, the Minister for Natural Resources and Mines committed the Queensland Government to taking over responsibility for the dam after the Kidston lease expires in July 2003.

The Committee agreed to meet again in 2002 to review the site following completion of all rehabilitation works.



Paul Ritchie and Dr Mike Gilbert (DNR&M) inspecting four year old vegetation on the tailing dam



Waste dump, soil cover placement, August 2001

LEAVING THE BENEFITS AFTER CLOSURE

Kidston has always taken pride in being part of the local community and has supported a number of community organisations over the years. The mine's closure will significantly reduce the economic contribution to the community and shire. To help alleviate this, Kidston has worked with the community to identify the infrastructure that may benefit the community after closure and, where possible, provide ongoing income through alternative employment opportunities.

As closure approached a number of organisations, including the Etheridge Shire, made requests to the company for assistance. The company granted many of these requests, particularly where items of low salvage value could be valuable assets in the local communities, such as the following donations:

- Etheridge Shire Council – first aid medical building and storage warehouse which will be used to house a medical facility and museum in the Shire
- Mount Surprise Progress Association – four room demountable building to be used as a health facility by the Royal Flying Doctor Service
- Forsyth Medical Association – 4WD ambulance
- Oak Park Sport and Recreation Club – assorted gym equipment
- Forsyth All Sports Club – storage shed and Atlas site office
- Einsleigh Race Club & Rodeo Association – Atlas site office and ablution block
- Mount Garnet Race Course & Recreation Reserve – 5 man accommodation building

Copperfield Dam

In 1984 Kidston constructed a dam on the Copperfield River to provide water for the mine and its facilities. The dam contains 20,300 million litres of water and, in an arid environment, could be a valuable resource and long term asset for future generations.

For some time Kidston has been negotiating the fate of the dam with various Queensland Government officials and Ministers. Community interest in the dam was high and this resulted in the involvement of the local member and considerable media coverage.

After lengthy negotiations the Minister for Natural Resources & Mines agreed to take over responsibility for the dam after Kidston relinquishes the lease. This was a relief to the mine and the local community who believed it was a valuable resource and belonged to the people of Einasleigh. Kidston will continue to meet its obligations for maintenance and monitoring of the dam until July 2003.

Accommodation Camp

In 2000, Kidston engaged a consultant to investigate the feasibility of using the camp as a tourism venture once mining had been completed. Following the release of a final report, Kidston entered into an agreement with a local property owner to take over the camp and dining room as a new business venture. Kidston continues to use the camp to provide accommodation and meals for its employees and contractors, paying a commercial rate to the new owners.

Kidston hopes the project will develop into a viable business venture as the area has considerable tourist potential offering natural attractions and Australian outback experiences.

COMPLIANCE AND INCIDENTS

Kidston complied with all applicable lease and licence conditions in 2001.

Spill recording continued up until closure of the mill in July 2001. It was unrealistic to record all spills during the deconstruction as fluid losses occurred as part of the dismantling process. Overall site contamination assessment and rehabilitation of the plant site was completed as part of the clean-up.

Table 1: Spill categories at Kidston

SPILLS CATEGORY	NO OF SPILLS
Level 1: Contained within primary protection	3
Level 2: Contained within secondary protection	5
Level 3: Contained in areas impacted by current operations	1
Level 4: Contained within impacted areas on the mine site	0
Level 5: Off-site spills or non compliant discharges	1
Total	10

One significant environment incident occurred in 2001.

A Level 5 spill occurred following 95mm of rain in one hour during January. This resulted in water overflowing from the North Dump dam which catches seepage from the North Waste Rock Dump. The release was in compliance with licence conditions as the discharge resulted from receiving rainfall water. The appropriate authorities were notified.

Below average rainfall was recorded in 2001 with just 675mm received compared with the long term average of 712mm. The rains in early January assisted with seed germination and development on those areas that were seeded. Sporadic late rains in December also assisted with germinating the seed that was aerially spread over the waste dumps, tailing dam and other rehabilitated areas.

Kidston spent $9.5 million on rehabilitation in 2001. Most of this ($7.9 million) was expended on rehabilitating the waste rock dumps, including the 'Store and Release' cover system to control water ingress into the dumps.

Kidston, under the DME guidelines, has lodged a cash closure bond of $4.8 million with its bank. The bond is calculated on the total cost of rehabilitating the mine site ($12.1 million) and discounted by 60% (level 2 performance), equating to a bond of $4.8 million. Kidston will reassess this liability in early 2002 after preparing a revised Plan of Operations. The amount of the bond may be reduced depending on the reassessment of the outstanding liability.

CLOSURE WORKS

During 2001 work continued on implementing the strategies developed in previous years for the waste rock dumps and tailing dam. Research monitoring of the revegetation trials continued and was compared to analogue (control) communities. This work confirmed that the nine year old trial vegetation growth meets the sustainability criteria determined for natural bush control sites.



Southern end of tailing dam looking north towards plant site

Plant and Infrastructure

Kidston developed a detailed decommissioning plan for disassembly of the plant with the assistance of a contract metallurgist. Major plant items were sold after the cessation of processing operations in July 2001. Major mill components including the primary crusher, ball mill and conveyor system were sold to another Queensland mine.

The new owner's contractor team commenced dismantling the mill as soon as practicable after shut down. Both Kidston and contract managers worked closely to ensure the plant was dismantled safely. The decommissioning went extremely well with no serious injuries and set the standard for the rest of the plant deconstruction. During the crusher dismantling, Kidston employees assisted in emptying the leach and CIL tanks, and flushing out chemicals from the tanks and pipes to reduce hazards.

The remainder of the plant and most of the mobile equipment was sold during a four day auction in September with most of the items removed from the site by December 2001. It is anticipated the mine site will be totally cleared of buildings except for the sheds donated to a local pastoralist by May 2002.

Waste Dump Rehabilitation

Kidston has stored approximately 220 million tonnes of waste rock in engineered dumps that cover an area of 337 hectares. The waste dumps resemble flat topped plateaus with steep sides, rising to a height of up to 36 metres above the surrounding topography.

In 1999 the Queensland Department of Mines and Energy approved the waste dump rehabilitation design. In 2000, a detailed closure plan and revised Plan of Operations was submitted and accepted by the EPA. These plans detailed the work to be completed in rehabilitating the waste rock dumps.

The rehabilitation required 8.5 million tonnes of oxide soil to be placed on the outer slopes and on the crowns as a low permeability cover, and a loose layer of soil 1.5 metres thick on top of the dump. This precautionary approach reduces the risk of the dumps emitting poor quality water once fully rehabilitated.

Rehabilitation commenced in October 2000, and continued throughout 2001. During the first half of the year a dedicated rehabilitation crew completed the more challenging rehabilitation jobs, supplemented by a regular mining crew. Following cessation of pit mining, all mine crews worked on rehabilitation in order to complete the major earthworks prior to the September auction. After the auction some equipment was retained to enable completion of outstanding works.

By the end of the year all of the waste dump earthworks were complete. The dump crowns were aerially seeded using a mixture of 28 native tree and shrub species and the outer slopes were seeded with a mixture of 17 grasses and shrubs. Fertiliser was applied to all areas.

The soil cover performance continued to be monitored throughout 2001. The results showed a rapid wetting of the near surface soils after rainfall and then drying out during the dry season. The results have been relatively stable over the past five years even though the annual rainfall has increased. The vegetation has matured during this period and has probably offset the increased water content in the dump cover.

Tailing Dam

Rehabilitation of the tailing dam continued and all the available dry areas were planted with a mixture of native trees and grasses. During the year, the remaining ponded water was drained from the dam, initially to Wises Pit, but ultimately to Eldridge Pit after the cessation of mining.

The final design for the sediment settling pond and spill way was completed and reviewed by Queensland Department of Natural Resources engineers. Construction of the spillway commenced in August 2001 and involved cutting a 250m long slot up to 25m deep into the natural ground on the south eastern corner of the dam. An internal dam wall was constructed to act as a sediment catchment dam which, when full, will allow water to exit to the environment via the new spillway. The design allows for short duration flows of up to 220 litres/second. The spillway was completed and the area re-contoured, shaped and vegetated with pasture grasses.

Hydrological modelling of the in-situ water contained within the tailing dam and also on the uncovered and vegetated sections of the dam was completed. The modelling showed that erosion of the final surface would be low, especially when a good vegetation cover is established. Water infiltration rates into the sediments showed that there would be a net negative water balance, ie the evapo-transpiration will exceed annual rainfall resulting in the dam drying out over time. In the short to mid term the predicted seepage rate from the dam is in the order of 0.9 to 1.9 L/s and is expected to slow as the vegetation matures.

Cattle Grazing Trials

The proposed end land-use for the tailing dam is 'bush land.' However, due to the excellent grass growth, the dam could provide good grazing for cattle. In order to assess the cattle grazing potential and address concerns about heavy metal uptake by the cattle, an intensive nine month grazing trial commenced in August 2000 and was completed in April 2001. The trial was part of a research program developed by the National Centre for Environmental Toxicology in Brisbane. The research into bio-accumulation of metals on rehabilitated mined lands is co-funded by the University of Queensland Centre for Mined Land Rehabilitation, the National Centre for Environmental Toxicology, DME, EPA, Queensland Health Department and mining company Pasminco.

The trial involved ten steers grazing on the tailing dam with four steers grazing at a neighbouring property as a control group. Soil and grasses were sampled to assess the metal content. The cattle were sampled in August, October, November (2000) and January 2001 for liver, muscle and blood samples to determine metal concentrations. In April, the cattle were slaughtered and samples taken of the liver, muscle, blood and all other major organs. The samples were analysed for a wide range of metals. All metal concentrations were below the Maximum Permissible Concentration guidelines for human meat consumption, indicating that cattle grazing is a future possible land use for the dam area.

Soil analysis indicated that, while there were slightly elevated levels of arsenic and cadmium in the tailings compared to background locations off the mine lease, these metals did not accumulate in the cattle and did not pose a health risk.

Contaminated Lands Assessment

Over the past 16 years mining activities at Kidston have used large quantities of potentially contaminating chemicals including diesel fuels, acids and cyanide. The mine has also produced significant volumes of tailings, waste rock, solid putrescible and intractable wastes. In preparation for mine closure, Kidston engaged a consultant to assess all potentially contaminated areas using the Queensland Environmental Protection Act 'Contaminated Lands' criteria.

Kidston is listed on the Contaminated Lands Register and, as part of the mine closure process, is required to fully evaluate the degree of contamination, propose suitable remediation strategies and clean up areas of contamination.

A phased contamination assessment commenced in late 2000 and is due for completion in the second quarter of 2002. The work involves identifying potentially contaminated areas, sampling soils, testing for contaminants and making recommendations for remedial work.

To date the study has found that there are elevated levels of arsenic across the mine site including the tailing dam, hard-stand areas around the plant site and also in much of the oxide topsoil used for remediation. The widespread nature of the contamination and its relatively low level is indicative of the natural rock signature associated with the mineralisation found with the ore deposit. Hydrocarbon contamination was found in the vicinity of the refuelling bay, workshops and bulk diesel storage tanks.

Following discussions with senior officers of the EPA it was decided the most appropriate remedial action would be to isolate the contamination by placing a 0.5m compacted soil layer over the identified areas and a 1.5m loose layer to support vegetation. A risk assessment determined that the likelihood for human exposure would be low. The prime land use after lease relinquishment will be cattle grazing and the cattle grazing trial has shown that the risk of metal uptake in cattle is also low.

In 2002 Kidston will develop a Site Management Plan outlining how the site will need to be managed under the Contaminated Lands criteria after lease relinquishment in 2004.

Open Pit Restoration

Wises Pit was used to store all of the tailing in 2001. Closure planning for the pit was completed and included pumping water out of the pit to leave a dry surface of tailing. During the year the pit was used as a temporary holding pond for water from the dewatered tailing dam, whilst Eldridge Pit was still being mined. The transfer of water from Wises to Eldridge Pit commenced in July 2001 and by year-end some 30m depth of water had been transferred.

The dry tailing surface will be revegetated in 2002 with native trees that can tolerate seasonal inundation. These include the paperbark and red river gums, and casuarina trees which grow along the local rivers. These trees are expected to thrive in the wet conditions. The tailing sediment in the Wises Pit will be at a higher elevation than the long term water table in Eldridge Pit. Consequently, residual surface water, collected in the wet season, will either evaporate or seep towards Eldridge Pit. Grass has become established on the upper walls of Wises Pit.

Eldridge Pit will remain as a long term water storage facility. The pit covers an area of 52ha and is 300m deep. In 2001 water was pumped from the tailing dam and Wises Pit into Eldridge Pit. Clean water from the Copperfield dam was also added to the pit and this will continue until the predicted equilibrium level about 70m below the pit rim is achieved. Hydrological modelling of the next 100 years shows the water quality will be good and meet the ANZEEC cattle watering guidelines.

Access to the pits will be restricted by construction of a large rock berm and barb wire fencing with suitable signage.



Tailing dam sediment catchment pond and spillway

WATER MANAGEMENT

Kidston operated a zero discharge water management system for poor quality water that did not meet ANZEEC Cattle Watering Guidelines. Poor quality water was collected in dams and recycled through the processing plant. After the plant was decommissioned, poor quality water was transferred to Eldridge Pit.

Kidston has constructed a network of passive water treatment systems to 'polish' seepage discharge from the tailing dam and waste rock dumps. The system uses sulphate-reducing bacteria to consume the sulphate in subsurface flow through drains and wetlands. Planted bulrushes and paperbarks scavenge other contaminants from the water. This system will be monitored over the next three wet seasons for performance. While the system is becoming established excess water will be transferred to Eldridge Pit.

Table 2: Water Usage (ML/year)

	1998	1999	2000	2001
Fresh water from outside sources	3,933	4,320	4,800	**2,500**
Recycled water	3,996	3,914	5,512	**2,278**

Note: The calculation for **recycled water** is taken from the formula
Water recycled = Total water used – Raw water

GREENHOUSE EMISSIONS

In 1998, Placer Dome Asia Pacific became a signatory to the Greenhouse Challenge initiative. During 2001 Kidston used the equivalent of 103,498 tonnes of carbon dioxide (CO_2) which was approximately half of the 202,693 tonnes emitted in 2000.

Diesel fuel consumption decreased in 2001 compared with the previous year due to mining operations ceasing in July. Electrical power from the grid was significantly lower due to decommissioning of the processing plant.

Table 3: Energy Usage and Carbon Dioxide Emissions

ENERGY TYPE	UNITS	1999 USAGE	2000 USAGE	2001 USAGE	2001 TONNES OF C02
Electrical power (from regional grid)	MWhr	159,874	157,171	**80,885**	**82,497**
Diesel fuel – mobile sources	Litres	12,000,223	14,569,000	**7,094,047**	**20,510**
Gasoline/petrol	Litres	21,700	14,700	**7,500**	**18**
Propane/Liquid Petroleum Gas (LPG)	Litres	219,714	232,617	**147,378**	**473**
Total					**103,498**

USE OF CYANIDE

Kidston used sodium cyanide to dissolve and recover gold from the ore. Regular risk assessments and workplace inspections ensured that cyanide was handled in a safe and environmentally responsible manner. Monitoring of all process water ponds was undertaken to ensure cyanide levels were maintained well below the critical concentrations considered toxic to wildlife. No wildlife fatalities were reported in 2001.

MINERALS COUNCIL OF AUSTRALIA CODE FOR ENVIRONMENTAL MANAGEMENT

In 1996 the Minerals Council of Australia launched the Code for Environmental Management. Signatories to the Code commit to continuously improve their environmental performance and public accountability, and undertake an external verification at least once every three years.

During 2000, the Code was updated and streamlined to seven principles from the previous nine. Kidston staff were actively involved in developing the revised Code, with environmental staff representing Placer Dome on the Code Policy Taskforce. Kidston completed an internal assessment using the Code Implementation Survey for the seven principles, covering the period from January to July (ie during operations). By measuring during this period, a direct comparison to the 2000 scores can be made. The comparison shows that there was an improvement in some areas, especially those principles that had closure elements. The scores for each of the principles are shown in Table 4.

Table 4: Code for Environmental Management – Implementation Survey

PRINCIPLE	SCORE 2000	SCORE 2001
1. Applying environmental responsibility for all our actions	73%	73%
2. Strengthening our relationships with the community	50%	67%
3. Integrating environmental management into the way we work	64%	80%
4. Minimising the environmental impacts of our activities	68%	70%
5. Encouraging responsible production and use of our products	40%	40%
6. Continually improving our environmental performance	75%	75%
7. Communicating our environmental performance	60%	66%

ECONOMIC CONTRIBUTIONS

Kidston continued to support the local and regional economies in 2001, spending more than 90% of its expenditures in the region. In 2001, more than $16.5 million was spent on wages, contractors and training. Since start-up more than $307 million has been paid in wages, salaries and training.

Table 5. Economic Value Added	1999 ($ MILLIONS)	2000 ($ MILLIONS)	2001 ($ MILLIONS)
Wages, salaries, contract employees, employee benefits and employee training	25.0	23.5	16.5
Supplies, consumables, capital expenditures	71.9	64.5	28.7
Taxes, tax credits, government royalties, fees etc.	2.0	3.6	1.8
External donations, non-employee education contributions, scholarships, health etc.	0.1	0.1	0.1
Total	99.0	91.7	47.1



Crusher conveyor foundations are being left as a monument to the mine and two employees who lost their lives during the life of the mine

MINE CLOSURE AND VISION

Kidston is now in the final stages of closing the operation. Kidston's vision is to successfully close the mine and rehabilitate the site, and optimise the return of funds to shareholders.

In addition, Kidston's objective is to ensure that mine-site infrastructure and resources are put to their best use post-mining to benefit and create wealth for the local communities.

ENVIRONMENTAL OBJECTIVES FOR 2002

Kidston has established a number of environmental objectives for completion in 2002 as we work through closure:

- Continue to monitor the performance of the tailing dam dewatering. The results will be used to update the model developed in 2000 to predict the potential for long term seepage.
- Complete rehabilitation of pits, plant site and associated areas.
- Continue to monitor the performance of the rehabilitation, waste rock dumps and water quality.
- Complete the Stage 2 and 3 land contamination assessment. This work will be completed in 2002 after the plant site and workshops are sold and removed. As part of the process a site management plan will be developed.
- Finalise lease relinquishment options, especially the partial lease relinquishment.
- Prepare a revised Plan of Operations that reflects current activities and liabilities.
- Develop Final Rehabilitation Report and submit to EPA for review. From this Report and the Site Management Plan, finalise the post closure commitments.

CLOSURE PLANNING SCHEDULE

The proposed schedule outlined in the Kidston Closure Plan is shown below.

Table 6: Closure Planning Schedule

	2002				2003				2004	
TASK NAME	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Kidston Closure Plan Schedule										
Dump batter seeding										
Dump seeding grasses										
Dump reseeding										
Wises pit tailing vegetation										
Eldridge pit filling with fresh water										
Wetland establishment to polish water										
Plantsite removal										
Plantsite rehabilitation										
Camp tidy up										
Contaminated Lands Assessment										
Capping of contaminated areas										
Care and monitoring										
Partial lease relinquishment										
Preparation of draft FRR										
Preparation of draft SMP										
Final lease relinquishment										



Aerial view of tailing dam looking north, prior to water removal and spillway construction

Table 7: Land Reclamation

TOTAL LAND DISTURBANCE/RECLAMATION (AT 31 DECEMBER 2001)	Hectares	% of Land Disturbed
Area disturbed during the life of mine (all pits, dumps, roads, building sites, access roads, power lines, etc including reclaimed areas).	835	100%
Disturbed area in active use plus areas not yet available for reclamation (ie area not available such as waste dumps, roads and open pits).	0	0%
Area available for revegetation (ie disturbed land that is no longer in active use such as final dump surface and unused roads that have not been revegetated).	15	2%
Area revegetated (disturbed land that has been landscaped and contoured to provide a stable landform and then seeded with appropriate groundcover plant species and/or tree seedlings).	808	97%
Area that meets Final Land Use Objectives (disturbed area that has been revegetated and is available for community use, ie gardening, cattle grazing, wildlife use, water recreation).	12	1%

Table 8: Material Inputs and Outputs 2001

INPUTS		OUTPUTS	
Water (ML/year)		**Landfill**	
Fresh water (external)	2,500	Cubic metres (m^3)	1,367
Recycled water	2,278		
Total water usage	4,778		
Power		**CO_2 Emissions (tonnes)**	
Grid demand (MW/hr)	80,885	From grid electricity	82,497
Diesel fuel – mobile plant (L)	7,094,047	From equipment/vehicles	20,528
Liquid Petroleum Gas (L)	147,378	From explosives	328
Petrol (L)	7,500		
Ore		**Products**	
Tonnes (000's)	3,416	Gold (ounces)	147,417
		Milled Tailing	
		Tonnes (000's)	3,416



Monitoring four year old tailing vegetation



Installation of environmental monitoring equipment

SUSTAINABILITY OBJECTIVES AND TARGETS

Table 9: Sustainability Objectives and Targets

OBJECTIVE	TASKS	TARGET FOR 2001	RESULT FOR 2001	TARGET FOR 2002
■ Reduce the number of people being hurt at work	■ Improve work practices and procedures	■ No injuries ■ Zero LTIFR ■ Decommission the mill site with zero injuries	■ Failed to reach our target ■ LTIFR 2 per million hours	■ No injuries ■ Zero LTIFR ■ Complete decommissioning of the mine with zero injuries
■ Assess our environmental performance	■ Reduce number & severity of spills	■ No Level 4 or 5 spills	■ Failed to reach our target. 1 Level 5 spill	■ No Level 4 or 5 spills
	■ Assess environmental performance using Australian Minerals Industry Code	■ Comply with AMI Code 2000 ■ Undertake an assessment and report to Australian Minerals Council. Review with Closure Committee	■ Internal Assessment Only (June) Principle 1 73% Principle 2 67% Principle 3 80% Principle 4 70% Principle 5 40% Principle 6 75% Principle 7 66%	
	■ Complete and monitor vegetation performance	■ External survey reports to Government ■ Complete revegetation of tailing dam by Dec ■ Complete revegetation of the waste dumps by Oct ■ Complete Contamination Assessment of the Mine Site by Nov	■ Target achieved ■ Target achieved ■ Target achieved ■ Site assessed except for plant site	■ Prepare annual monitoring reports for EPA ■ Complete Contaminated Lands Assessment ■ Prepare revised Plan of Operations and reduce security bond ■ Prepare post closure option report
■ Improve stakeholder engagement processes	■ Communicate performance and closure with employees	■ Monthly newsletters ■ Two sets of talks planned	■ 4/6 newsletters produced ■ Two sets of talks held	■ Advise employees of redundancy dates
	■ Communicate openly and actively seek input from community groups	■ Continue open dialogue especially on Copperfield dam and camp closure options ■ Complete combined annual and sustainability report by March 2001 ■ Information display at Cairns show	■ Stakeholder Closure Committee meetings held on site includes ESC and local stakeholders. Ownership of dam resolved ■ KGM 2000 Sustainability Report completed ■ Display held	■ Continue dialogue with Community Closure Committee ■ Complete combined annual and sustainability report by April 2002
	■ Communicate closure with the Committee	■ Hold two meetings	■ Two meetings held with the KGM Stakeholder Closure Committee	■ Hold one meeting with KGM stakeholder Closure Committee
	■ Obtain regulatory approval for decommissioning plan	■ Annual environmental report to DME by July 2000 ■ Submit Site Remediation & Management Plan to EPA by Dec 2001	■ Environmental report deadline met ■ Plan not required until 2002	■ Annual environmental report to DME by July 2002 ■ Submit Final Rehabilitation and Site Management Plan by June 2002
	■ Complete rehabilitation works	■ Complete rehabilitation works by Dec 2001	■ Major earthworks completed on dumps and tailing dam, plantsite outstanding	■ Complete rehabilitation works by April 2002
	■ Sell plant and equipment	■ Auction Aug 2001	■ Auction held Sept 2001	■ Second Auction April 2002
■ Maximise pit production	■ Exceed production targets	■ Mine/reclaim 3.0Mt	■ Mined 3.7Mt of rock	
■ Optimise milling		■ Mill 3.0Mt of ore ■ Produce 100,000oz gold	■ Milled 3.4Mt of ore ■ Produced 147,718oz	

DIRECTORS

Peter W Tomsett
(Chairman & Managing Director)

Arthur Hood

Donald FJ McDonald OBE

Patrick W Sankey

COMPANY SECRETARY

Stuart A MacKenzie

REGISTERED OFFICE AND ADDRESS FOR CORRESPONDENCE

Level 2, RAMS House
189 Coronation Drive
Milton Qld 4064
Australia

(GPO Box 465, Brisbane, Qld 4001)

Telephone	(07) 3510 6700
International	+61 7 3510 6700
Facsimile	(07) 3510 6740

SHARE REGISTRAR

ASX Perpetual Registrars Ltd
Level 8, 580 George Street Sydney NSW 2000
(Locked Bag A14, Sydney South NSW 1232)

Telephone (02) 8280 7100

AUDITORS

Ernst & Young
Waterfront Centre
1 Eagle Street
Brisbane QLD 4000

BANKERS

Westpac Banking Corporation
Level 15, 260 Queen Street
Brisbane QLD 4000

FURTHER INFORMATION

The following reports/policies are available upon request:

- Kidston Annual Reports (1990-2000)
- Kidston Sustainability Report (1999, 2000)
- Kidston Environmental Policy
- WE CARE statement
- Placer Dome Inc Sustainability Report (1998, 1999, 2000)
- Other Placer Dome business unit reports
- Placer Dome Sustainability Policy
- Placer Dome Code of Business Conduct
- The Code for Environmental Management

To access electronic versions of this and other sustainability reports please visit the Placer Dome website at www.placerdome.com



Reviewing two year old revegetation planted directly into the tailing dam